VOSB Acquisition Corp I

August 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marva D. Simpson

RE:	VOSB Acquisition Corp I
Registration Statement on Form 10-12G
Originally Filed May 5, 2022
File No. 000-56436

Dear Ms. Simpson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, VOSB Acquisition Corp I (the “Registrant”) hereby requests withdrawal of its Withdrawal Request dated August 21, 2023 to the Registration Statement on Form 10-12G, filed by the Registrant on May 5, 2022 (the “Registration Statement”) pursuant to Form RW WD.  The Withdrawal Request was incorrectly filed on EDGAR by the Registrant as a Withdrawal Request for a Registration Statement (Form RW).

If you have any questions about this withdrawal request, please contact Brian Kistler, 260-490-9990 or Email: bkistler1956@gmail.com.

Respectfully submitted,

/s/ Brian Kistler

Principal Executive Officer

Principal Financial Officer